SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     ACT OF 1934

          OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

Commission File Number 1-5865

Full title of the plan and the address of the plan, if different from that of the issuer name below:

     Gerber Scientific, Inc. and Participating Subsidiaries
           401(k) Maximum Advantage Program and Trust
 As Amended and Restated Effective January 1, 1999 (the "Plan")

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

               Gerber Scientific, Inc.
               83 Gerber Road West
               South Windsor, CT  06074

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Plan are being filed herewith:

The following exhibit is being filed herewith:

Exhibit No.         Description                        Page No.
----------          -----------                        -------
23                  Consent of Independent Auditors       20





<PAGE 1>


                     GERBER SCIENTIFIC, INC.
                 AND PARTICIPATING SUBSIDIARIES
           401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST




               FINANCIAL STATEMENTS AND SCHEDULE
                   DECEMBER 31, 1999 AND 1998
           (WITH INDEPENDENT AUDITORS' REPORT THEREON)

     GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

           401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST




                        TABLE OF CONTENTS


                                                          Page
                                                          ----

Independent Auditors' Report . . . . . . . . . . . . .     2

Statements of Net Assets Available for Plan Benefits,
  December 31, 1999 and 1998 . . . . . . . . . . . . .     4

Statements of Changes in Net Assets Available for Plan
  Benefits, Years Ended December 31, 1999 and 1998 . .     5

Notes to Financial Statements . . . . . . . . . . . .      6


Schedule

1. Schedule of Assets Held for Investment Purposes
   at End of Plan Years, December 31, 1999 and 1998 . .   17




Note: The schedules of reportable transactions, non-exempt transactions, assets held for investment purposes which were acquired and disposed of within the plan year, loans or fixed income obligations, and leases in default or classified as uncollectible, required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, are not applicable.

<PAGE 2-3>

                  Independent Auditors' Report


The Plan Administrator
Gerber Scientific, Inc. and Participating Subsidiaries
    401(k) Maximum Advantage Program and Trust:


We have audited the accompanying statements of net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 1999 and 1998 and the related statements of  changes in net assets available for plan benefits for the years
then ended. These financial statements are   the   responsibility
of  the   Plan's   management.   Our responsibility  is  to  express
an  opinion  on  these  financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our  audits were performed for the purpose of forming an  opinion
on   the  basic  financial  statements  taken  as  a  whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG LLP

KPMG LLP
Hartford, Connecticut
June 2, 2000

<PAGE 4>

     GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

           401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                   DECEMBER 31, 1999 and 1998


                                                  December 31,
                                          -----------------------------
                                               1999            1998
                                           ------------    ------------
Mutual Funds, at fair value:

  BGI Standard & Poor's 500 Stock Fund     $ 24,716,118    $ 19,522,150
  BGI Asset Allocation Fund                  15,579,702      14,971,914
  Merrill Lynch Retirement Reserves
    Money Market Fund                        11,349,293              --
  Dreyfus Founders Growth Fund                9,733,845       6,280,510
  BGI Bond Index Fund                         1,345,852       1,442,781
  Templeton Foreign (A) Fund                  1,300,243         551,562
  Strong Schafer Value Fund                   1,296,803       2,964,259
  Davis NY Venture (A) Fund                     558,265              --
  BGI Money Market Fund                              --       9,745,652
  BGI U.S. Treasury Allocation Fund                  --         170,770

Employer Stock Fund, at fair value:

  Gerber Scientific, Inc. Stock Fund          2,401,000       2,245,551

Collective Investment Fund, at fair
  value:

  International Equity Fund                   1,255,981       1,008,716

Loans Receivable from Plan Participants,      1,724,630       1,374,838
  at fair value                            ------------    ------------

Net Assets Available for Plan Benefits     $ 71,261,732    $ 60,278,703
                                           ============    ============


         See accompanying notes to financial statements.


<PAGE 5>


    GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
          401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                    Year Ended     Year Ended
                                   December 31,   December 31,
                                   -------------  -------------

                                       1999           1998
                                   -------------  -------------
Investment Income:
  Net Appreciation (Depreciation)
     in Fair Value of Investments    $ 1,541,781    $ 4,148,377
  Interest and Dividends               7,252,741      4,164,396
  Interest on Participant Loans          135,463        120,348
                                     -----------    -----------
                                       8,929,985      8,433,121


Contributions:
  Plan Participants                    5,836,894      6,166,865
  Employer                             1,209,888      1,038,371
                                     -----------    -----------
  Total Investment Income
     and Contributions                15,976,767     15,638,357
                                     -----------    -----------

Transfers from Acquired Plan                  --      9,042,821
                                     -----------    -----------

Benefits Paid to Participants         (4,966,118)    (5,342,257)
Administrative Fees                      (27,620)       (20,504)
                                    ------------   ------------
  Total Benefits and Expenses         (4,993,738)    (5,362,761)
                                    ------------   ------------
Net Increase in Net Assets            10,983,029     19,318,417

 Net Assets Available for
  Benefits at Beginning of Year       60,278,703     40,960,286
                                     -----------    -----------
 Net Assets Available for
  Benefits at End of Year
                                     $71,261,732    $60,278,703
                                     ===========    ===========
        See accompanying notes to financial statements.

<PAGE 6>

     GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES

           401(k) MAXIMUM ADVANTAGE PROGRAM AND TRUST


                  NOTES TO FINANCIAL STATEMENTS

                   December 31, 1999 and 1998



A.   Description of the Plan
     -----------------------

     The following brief description of the Gerber Scientific, Inc. and Participating Subsidiaries 401 (k) Maximum Advantage Program and Trust (the "Plan") is provided for general information purposes only and reflects the Plan's provisions as of the date of the financial statements. Participants should refer to the Plan documents for more complete information on the Plan's provisions.

     1.  General
         -------
         The Plan is a defined contribution plan sponsored by Gerber Scientific, Inc. and Participating Subsidiaries (the "Company") and was established effective January 1, 1985. It is intended that the Plan be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401 (k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     2.  Purpose
         -------
         The purpose of the Plan is to encourage employee savings and to provide a facility for accumulation of funds to be used to provide benefits upon an employee's retirement, death, disability, termination of employment, or certain other circumstances.

<PAGE 7>

     3.  Administration
         --------------
         The Board of Directors of Gerber Scientific, Inc., which has the authority to administer the Plan, has delegated the duties of Plan Administrator to a Committee consisting of Company employees. The Committee interprets and applies Plan provisions, makes final determinations concerning eligibility, benefits, and rights under the Plan, furnishes individual benefits statements to Participants, and files such reports as may be required by law.

     4.  Eligibility
         -----------
         Employees of the Company become eligible to participate in the Plan on the first day of employment.

     5.  Employee Contributions
         ----------------------
         An eligible employee becomes a Participant by authorizing the Company to reduce the Participant's eligible pay and make a corresponding "pre-tax" or "after-tax" contribution to the Plan. Eligible pay is defined as base pay, overtime pay, commissions, and bonus pay. "Pre-tax" contributions may range from 2% to 15% of eligible pay and "after-tax" contributions may range from 1% to 10% of eligible pay. A Participant may change or suspend contributions by providing written notice to the Company.

         "Pre-tax" contributions are deducted from taxable wages before income taxes are withheld and are not subject to income taxation until withdrawn from the Plan. "After-tax" contributions do not reduce taxable wages and thus are subject to current income taxation.

         Under Internal Revenue Service regulations, the annual compensation limit for Plan purposes was $160,000 in
         1999   and   in   1998,   and  the  maximum   "pre-tax"
         contribution was limited to $10,000 per Participant in 1999 and in 1998.

<PAGE 8>

     6.  Employer Contributions
         ----------------------
         The Company matches 50% of the first 6% of eligible pay which a Participant contributes on a "pre-tax" basis, subject to a maximum annual Company contribution of $1,000 per Participant for 1999 and $800 per Participant in 1998.

     7.  Investment of Contributions and Participants' Accounts
         ------------------------------------------------------
         A separate accounting is maintained in the name of each Participant, reflecting contributions by the Participant, amounts contributed by the Company under the Plan on the Participant's behalf, investment earnings or losses, loans, withdrawals, or other distributions, and expenses, if any, charged against such account. The amount of benefit available to each Participant at any point in time depends solely upon the value of the Participant's own account.

         A Participant directs the investment of his/her account. As of Plan year ended December 31, 1999, there were ten investment funds in which Participants could invest. These investment funds are managed by a variety of investment managers. The investment funds offered to participants during Plan year ending December 31, 1999 were:

         a. The Merrill Lynch Retirement Reserves Money Market Fund, which is comprised of investments in short-term
              money    market   instruments,   including    U.S.
              Government   securities,  bank   certificates   of
              deposit, bankers' acceptances, commercial paper and repurchase agreements;

         b. The BGI Asset Allocation Fund, which uses a computer model to allocate its investments among common stocks, U.S. Treasury bonds, and money market instruments. The computer model allocates and reallocates investments among these asset classes based upon estimates of their relative risk and rates of return;

<PAGE 9>

         c. The BGI Bond Index Fund, which is comprised of fixed-income securities issued by the U.S. Government and investment grade corporations and attempts to achieve the same rate of return as the Lehman Brothers Government/Corporate Bond Index by holding nearly all of the 5,000 fixed-income securities that the Index measures;

         d. The BGI Standard & Poor's 500 Stock Fund, which is comprised of investments in common stock and attempts to achieve the same rate of return as the Standard & Poor's 500 Composite Stock Price Index. The Fund attempts to do this by holding nearly all of the 500 common stocks that the Index measures;

         e.   The  Dreyfus  Founders Growth Fund, which  invests
              primarily   in  common  stock  and  other   equity
              securities of U.S. companies;

         f.   The  Strong  Schafer  Value  Fund,  which  invests
              primarily   in  common  stock  and  other   equity
              securities of U.S. companies;

         g.   The   Gerber  Scientific,  Inc.  Stock  Fund,   is
              comprised primarily of the common stock of  Gerber
              Scientific, Inc. and a nominal component of money market instruments;

         h. The Davis New York Venture (A) Fund, which invests primarily in common stock and other equity securities of U.S. companies and in securities of foreign issuers or securities which are principally traded in foreign markets;

         i.   The  Templeton  Foreign (A)  Fund,  which  invests
              primarily  in  stocks  and  debt  obligations   of
              companies and governments outside the U.S.; and

         j. The International Equity Fund, which invests in securities traded outside the United States and excludes securities of U.S. companies. The Fund invests in substantially the same stocks and the same percentages as comprise the Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index.

<PAGE 10>

          In June 1999, Barclays Global Investors, the investment
          manager   of   the  MasterWorks  funds,   renamed   the
          "MasterWorks" funds to "BGI" funds.

          In June 1999, the BGI Money Market Fund was no longer offered to participants as an investment option and was replaced by the Merrill Lynch Retirement Reserves
          Money Market Fund.

          In July 1999, the Davis New York Venture (A) Fund was added as an investment option to expand the fund investment options available to participants.

          The Plan permits a participant to change the investment allocation of future contributions and the investment allocation of the Participant's existing account. There is no limit on the number of changes that may be made.

     8.   Vesting
          -------
          A Participant is at all times 100% vested in the Participant's "pre-tax" contributions, "after-tax" contributions, "rollover" contributions, and the Company contributions on the Participant's behalf.

     9.   Withdrawals and Loans
          ---------------------
          The Plan allows the distribution of an account at the end of the Participant's career with the Company or the deferral of distribution. However, the Plan makes provision for hardship and non-hardship withdrawals and for loans, subject to current Internal Revenue Service regulations.

          Hardship withdrawals are permitted to meet a financial hardship resulting from qualifying medical expenses, educational expenses, funeral expenses, the purchase of a primary residence, or the loss of a primary residence through eviction or mortgage foreclosure. Hardship withdrawals require approval of the Committee. Non-hardship withdrawals may be made only from a Participant's "after-tax" contributions or "rollover" contributions and may be made for any reason.

<PAGE 11>

          Loans may be drawn against a Participant's account, subject to a $500 minimum and a $50,000 maximum, and may not exceed 50% of the Participant's account
          balance.  Loan  repayments  are  redeposited   in   the
          Participant's   account   in   accordance   with    the
          Participant's current investment allocation for contributions. Any outstanding loan balance not repaid at termination of employment is treated as a taxable distribution. As of December 31, 1999 interest rates on outstanding loans ranged from 7.0 % to 10.98%.

     10.  Payment of Benefits
          -------------------
          Distributions from the Plan are paid either in a lump sum cash payment or a portion paid in a lump sum and the remainder paid later. Unless a Participant elects otherwise, distributions are payable upon the termination of employment. If a Participant's total account balance is greater than $5,000, the Participant (or in the event of death, the Participant's designated beneficiary) has the right to defer the distribution.

          Upon   the  death  of  a  Participant,  the  designated
          beneficiary,   or  the  Participant's  estate   if   no
          beneficiary is designated, is entitled to 100% of the Participant's account.

     11.  Taxation
          --------
          Income taxes are deferred on "untaxed funds" in a Participant's account. Untaxed funds consist of "pre-tax" contributions, Company contributions, net investment earnings, and loan interest repaid. Upon distribution, such untaxed funds become taxable. Untaxed funds received as a loan are not subject to income taxes. "After-tax" contributions which are distributed are not taxable, but investment earnings on "after-tax" contributions are taxable when distributed.

<PAGE 12>

B.   Summary of the Plan's Significant Accounting Policies
     -----------------------------------------------------

      1.  Basis of Presentation
          ---------------------
          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in net assets available for plan benefits as of and for the Plan years ended December 31, 1999 and 1998.

      2.  Trust Funds Held and Managed
          ----------------------------
          Merrill  Lynch,  Pierce, Fenner  &  Smith  Incorporated
          ("Merrill Lynch") served as the Plan's recordkeeper for Plan year ending December 31, 1999.

          The Plan's investments at December 31, 1999 and 1998 were held in trust by Merrill Lynch Trust Company, FSB and were invested in mutual funds, a collective investment fund and an employer stock fund managed by various investment managers. Investments were recorded by Merrill Lynch on a trade date basis. For the Plan year ended December 31, 1999, the investment in and the changes in these investment funds were reported to the Plan by Merrill Lynch as determined based on quoted market values for all assets of the funds.

      3.  Use of Estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities.

      4.  Payment of Benefits
          -------------------
          Benefits are recorded when paid.

<PAGE 13>

C.   Investments
     -----------
     In September 1999, The American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ended after December 15, 1999. The Plan adopted SOP 99-3 during the plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

<PAGE 14>

The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                   December 31,
                                           ---------------------------
                                               1999            1998
                                           ------------    ------------
     Investments, at fair value:

  BGI Standard & Poor's 500 Stock Fund     $ 24,716,118    $ 19,522,150
  BGI Asset Allocation Fund                  15,579,702      14,971,914
  Merrill Lynch Retirement Reserves
    Money Market Fund                        11,349,293              --
  Dreyfus Founders Growth Fund                9,733,845       6,280,510
  BGI Money Market Fund                              --       9,745,652


During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,541,781 as follows:


  Mutual funds                               $1,328,898
  Common stock                                  (41,450)
  Common collective trust                       254,333
                                              ---------
                                             $1,541,781
                                             ==========
D.   Administrative Expenses
     -----------------------
     Costs of establishing and administering the Plan, such as legal fees, consulting fees, and salaries and fringe benefits of Company personnel, have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan. Expenses which are included in the financial statements represent loan maintenance fees charged against the accounts of participants with outstanding loan balances and account maintenance fees charged to non-active participants.

(PAGE 15>

E.   Amendment and Termination
     -------------------------
     Although it has not expressed any intent to do so, the Company reserves the right to modify, suspend, or terminate the Plan, in whole or in part (including the provisions relating to contributions), subject to the provisions of ERISA. However, the Company has no power to modify, suspend, amend, or terminate the Plan in a manner that will cause or permit any part of the trust fund to be used for or diverted to purposes other than the exclusive benefit of
     Participants or their beneficiaries, or for the payment of expenses pursuant to the provisions of the Plan. Upon termination or partial termination of the Plan, the amounts credited to the accounts of members affected by such termination or partial termination shall be non-forfeitable.

F.   Federal Income Tax Status of the Plan
     -------------------------------------
     The Company has received a favorable determination letter dated May 7, 1999 from the Internal Revenue Service stating that the Plan constitutes an employees' trust which is exempt from taxation and that the Company may deduct for income tax purposes the amounts contributed by it to the trust fund.

     It is the intention of the Company that the Plan remain qualified and exempt under Sections 401(a) and 501(a) of the Code and meet the requirements of Section 401(k) of the Code. The Company may authorize any modification or amendment of the Plan which is deemed necessary or appropriate to maintain the qualification and exemption of the Plan within the requirements of Section 401(a) and 501(a) of the Code, or any other applicable provision of the Code as now in effect or hereafter amended or adopted.

G.   Plan Mergers/Sale of Subsidiary
     -------------------------------
     In February 1998, Gerber Optical, Inc. a subsidiary of Gerber Scientific, Inc., acquired Coburn Optical Industries, Inc. In conjunction with this acquisition, in December 1998 the Coburn Employees' Retirement Savings Plan was merged into the Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust.

<PAGE 16>

     In  March  1998,  Gerber Scientific, Inc.  sold  the  Gerber
     Systems subsidiary. Employees of Gerber Systems were given the option of transferring their account balance to their new employer's 401(k) plan.

H.   Subsequent Events
     -----------------
     For  Plan  year  beginning  January  1,  2000  the  Company increased  the  matching contribution maximum annual  amount
     from  $1,000 to $1,200 per participant per Plan  year.   The
     matching formula remained unchanged.

     In January, 2000 the Strong Schafer Value fund was removed from the portfolio of funds available for investment. Participants were provided advanced notice of this change and redirected their investments and contributions. In January, 2000 the remaining fund balance was transferred to the Davis New York Venture (A) Fund.

<PAGE 17>


         GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
              401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST
            Schedule of Assets Held for Investment Purposes
                        as of December 31, 1999


                              Description of Investment,
                               Including Maturity Date,
                                        Rate of
                              Interest, Collateral, Par,
Identity of Issue, Borrower,               or                 Current
  Lessor, or Similar Party          Maturity Value             Value
---------------------------   ---------------------------   ------------

 BGI Standard & Poor's 500
   Stock Fund                  Mutual Fund, 914,396 shares   $ 24,716,118

 BGI Asset Allocation Fund     Mutual Fund, 1,239,435
                               shares                          15,579,702

 Merrill Lynch Retirement
   Reserves Money Market       Mutual Fund, 11,349,293
   Fund*                       shares                          11,349,293

 Dreyfus Founders Growth       Mutual Fund, 407,786
   Fund                        shares                           9,733,845

 BGI Bond Index Fund           Mutual Fund, 147,088 shares      1,345,852

 Templeton Foreign (A) Fund    Mutual Fund, 115,886 shares      1,300,243

 Strong Schafer Value Fund     Mutual Fund, 26,428 shares       1,296,803

 Davis NY Venture (A) Fund     Mutual Fund, 19,411 shares         558,265

 Gerber Scientific, Inc.       Employer Stock Fund, 222,315
   Stock Fund                  shares                           2,401,000

 International Equity Fund     Common/Collective Trust,
                               58,773 shares                    1,255,981

 Participant Loans            Participant Loans, 7.0% -
                               10.98%                           1,724,630
                                                             ------------
                                                             $ 71,261,732
                                                             ============
 * Represents a party-in-interest.

<PAGE 18>


                                                            Schedule 1

         GERBER SCIENTIFIC, INC. AND PARTICIPATING SUBSIDIARIES
              401 (k) MAXIMUM ADVANTAGE PROGRAM AND TRUST

            Schedule of Assets Held for Investment Purposes
                         as of December 31, 1998



                               Description of Investment,
                                Including Maturity Date,
                                   Rate of Interest,
Identity of Issue, Borrower,      Collateral, Par, or        Current
  Lessor, or Similar Party           Maturity Value           Value
----------------------------   --------------------------  ------------

  Masterworks Funds:

   Standard & Poor's 500
     Stock Fund               Mutual Fund, 793,261 shares   $ 19,522,150

   Asset Allocation Fund      Mutual Fund, 1,058,834
                              shares                          14,971,914

   Money Market Fund          Mutual Fund, 9,745,652
                              shares                           9,745,652

   Bond Index Fund            Mutual Fund, 144,134 shares      1,442,781

   U.S. Treasury Allocation
     Fund                     Mutual Fund, 18,014 shares         170,770

 Dreyfus Founders Growth Fund Mutual Fund, 307,717 shares      6,280,510

 Strong Schafer Value Fund    Mutual Fund, 49,996 shares       2,964,259

 Gerber Scientific, Inc.      Employer Stock Fund, 191,600
   Stock Fund                 shares                           2,245,551

 International Equity Fund    Collective Investment Fund,
                              59,406 shares                    1,008,716

 Templeton Foreign (A) Fund   Mutual Fund, 65,740 shares         551,562

 Participant Loans            Participant Loans, 7.0%-         1,374,838
                              10.98%                        ------------
                                                            $ 60,278,703
                                                            ============

<PAGE 19>



                           SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              GERBER SCIENTIFIC, INC. AND
                              PARTICIPATING SUBSIDIARIES
                              401(k)MAXIMUM ADVANTAGE PROGRAM AND
                              TRUST AS AMENDED AND RESTATED
                              EFFECTIVE JANUARY 1, 1999
                              -----------------------------------
                              (Registrant)


                              BY:  /s/ Gary K. Bennett
                              -----------------------------------
                              Gary K. Bennett
Date:  July 13, 2000          Member of the Committee duly
--------------------          authorized to administer the Plan